Mail Stop 3561

December 8, 2009

Rodrigo Guzmán Perera, Chief Financial Officer
Pacific Airport Group
Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, Mexico

Re: Pacific Airport Group
File No. 001-32751
Form 20-F: For the Fiscal Year Ended December 31, 2008

Dear Mr. Perera:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 20-F: For the Fiscal Year Ended December 31, 2008

Item 4. Information on the Company

Passenger Charges, page 31

1. Please tell us how you plan to account for the 2.5 % discount to Volaris if they make timely payments.

Item 5. Operating and Financial Review and Prospects

Recent Developments, page 75

2. We note that the suspension of operation of Avolar, Alma, and Aerocalifornia airlines has had a material impact on your routes and passenger traffic at all of your airports except Mexicali and Manzanillo. We believe this item is a known trend/event that may indicate reported financial results are possibly not indicative of future performance. As such, to the extent material, in future filings please expand your MD&A section to discuss the impact that the aforementioned item will have on your financial condition, liquidity and capital resources and results of operations. Please ensure that your disclosure quantifies the effect of this change on your future results.

Passenger and Cargo Volumes, page 77

3. We note that total aeronautical revenue and total workload units decreased from prior year. Additionally we note from the current maximum rates table on page 63 that the rates for 2008 decreased compared to 2007. However, we note that aeronautical revenue per workload unit increased. Please explain to us and disclose in future filings the factors driving the increase in aeronautical revenues per workload. Additionally, please explain to us and disclose in future filings the factors driving the increase in non-aeronautical revenues per terminal passenger.

Airport Results of Operations, page 87

4. In future filings please quantify, discuss, and analyze the changes in the results of operations for each significant airport on a stand-alone basis in addition to your current disclosure which is made in the context of aggregate results.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

5. Please provide a revised accountant's report that includes the city and state where issued. Refer to Article 2.02(a)(3) of Regulation S-X.

Note 11. Other acquired rights, page F-17

6. Please tell us and disclose in future filings the amortization periods and methods for intangible assets.

Note 14. Stockholders' equity, page F-20

7. Please explain to us the nature of the restatement effect of 8.3 billion Pesos.

Note 26. Differences between MFRS and U.S. GAAP, page F-33

8. For the balance sheet presented in US GAAP on page F-35, please tell us and disclose any amounts within other current assets, other assets and current liabilities that exceed 5% of total current assets, total assets and total current liabilities, respectively pursuant to Rule 5-02.8, 5-02.17, 5-02.20 of Regulation S-X, respectively.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief